ETF Managers Trust
30 Maple Street, 2nd Floor
Summit, New Jersey 07901
December 15, 2020
VIA EDGAR TRANSMISSION
Ms. Megan Miller
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Managers Trust (the “Trust”)
File Nos. 333-182274 and 811-22310
Dear Ms. Miller:
This correspondence responds to the comments you provided the Trust regarding a review by the staff of the Commission (the “Staff”) of the annual shareholder report filed on Form N-CEN for the Trust’s fiscal year ended September 30, 2019 (the “Annual Report”) with respect to the following series of the Trust (each, a “Fund” and collectively, the “Funds”):

S000038223	ETFMG Prime Junior Silver Miners ETF
S000047480	ETFMG Prime Cyber Security ETF
S000050191	ETFMG Prime Mobile Payments ETF
S000051172	ETFMG Alternative Harvest ETF
S000051284	BlueStar Israel Technology ETF
S000051348	Etho Climate Leadership U.S. ETF
S000053021	Wedbush ETFMG Global Cloud Technology ETF (fka Global Drone Economy Strategy ETF)
S000053022	Wedbush ETFMG Video Game Tech ETF
S000058619	AI Powered Equity ETF
For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1.    Several Funds engaged in securities lending during the period but the Staff did not see any monthly average to Item C.6.F.
Response:    The Trust confirms several funds engaged in securities lending during the period. The September 30, 2019 N-CEN will be amended and refiled to update the response to Item C.6.F.
Comment 2.    Please confirm in correspondence and include a footnote to the Financial Highlight’s going forward that portfolio turnover rates do not include “in-kind transactions.”
Response:    The Trust confirms.

Comment 3.    The Funds’ expense structure appears to be in an unitary fee structure whereby the Adviser is responsible for paying expenses. Supplementally describe that the Adviser is current in payment to all service providers and that the agreements filed with the Commission contain provisions whereby the Funds are contractually obligated to pay service providers.
Response:    The Trust confirms the Adviser is current in payment to all service providers and that the Funds are not contractually obligated to pay service providers.
Comment 4.    With regard to the ETFMG Prime CyberSecurity ETF, the Staff noted that Tufin Software Technologies, Ltd. was noted as an affiliated transaction, but there was no income, however, the Statement of Investments did not note it is as a non-income producing security. Please update in future filings.
Response:    The Trust confirms.

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If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (414) 550-7433 or at kent.barnes@usbank.com.

Sincerely,

/s/ Kent P. Barnes
Kent P. Barnes
Vice President
U.S. Bancorp Fund Services, LLC
as Administrator for the Trust
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